parknav

Find Parking
98% Precision


2
min

2020 Cool Vendor Gartner

Gartner

CDL 2020 Selection

CREATIVE DESTRUCTION LAB

FIA Smart Cities Award

FIA

PROPRIETARY
parknav.com

When Covid-19 ends...

Parking would cost me again in:


Time
Driving to work


Money
Expensive parking garages


Gray hair
Late for a meeting


parknav
We will always need to park our car
And it will always be a pain


49%
91%
parknav

Parknav Real-Time Parking

Navigating you to on-street parking spots that are available for you right now.

How we do it

parknav

Data Sources

- Telcos
- Car sharing
- Satellite
- Proprietary & local info
- Sensor IoT
- GDPR
- Location
- Mobile phone
- Area mapping



Proprietary AI Engine

Precise prediction

Better than sensors

Scale up your city with IoT

More precision at a fraction of the cost


80% Precise
Above-Street Radar
85% Precise
Cameras
85% Precise
In-Ground Sensors
90% Precise
Parknav Premium
98% Precise
Parknav IoT
Parking sensors without Parknav Platform perform poorly and do not scale
Parknav Platform increases sensors performance and scale

And we are really good at it

Our clients love us

Deutsche Telekom's Park&Joy


Rosenstraße 25
200111, Mitte Zone;
Mo-Sa 9-20 Uhr; min 1 Minute,
max 120 Minuten
Preis
3,00€
01:00
Parkticket buchen
Rosentraße 25
200111, Mitte Zone;
Mo-Sa 9-20 Uhr; min 1 Minute,
max 120 Minuten
Hier Parken
Elbphilharmonie
Elbchaussee
Elbphilharmonie Besuche...
Elbtunnel
Elbbrücke
Steintorwall
350 m
Fortfahren
7 Min.
9:46



Parknav launched in Deutsche Telekom apps, BMW, Q8, Siemens, Spotten, other...

Find parking with Parknav

Mobility and Smart Cities

Parknav is:

- On-Street Parking Data
- Off-Street Parking Data

API, SDK, City Portal:

- Vehicles' telematics
- Mobile Parking Payment solutions
- Others: Car OEMs, Municipality solutions, others...

Unlike others, Parknav is

- Precise
- Scalable
- Does not require dedicated sensors



Search...
05:40
Parking found
Nationalestraat
150 ft
5 min
1.7 mi 11:55 am
Parking found
Rosentraße 25
200111, Mitte Zone;
Mo-Sa 9-20 Uhr; min 1 Minute,
max 120 Minuten
Hier Parken
Elbphilharmonie
Elbchaussee
Elbphilharmonie Besuche...
Elbtunnel
Elbbrücke
Leerzeichen
Suchen
Steintorwall
350 m
Fortfahren
7 Min.
9:46
Parkplatz gefunden

Business model – Mobile Apps, Cars

How we make money

parknav

	Per API call	Per User	$0 model	Revenue Sharing Model
Pricing Model	$ per API-call	$$ per USER per month	User ID	Advertising
	Mobile-payment apps pay per use	Car OEMs pay per user	Low-cost Consumer apps model	Low-cost Consumer apps model

The only on-street Parking Solution

The competition does not stack up

parknav

	parknav	TOMTOM	INRIX	
Made for finding on-street parking	✓	✗	✗	✗
Navigation to on-street parking	✓	✓	✓	✗
Integrate with cars and other live data	✓	✓	✓	✓
Available with mobile apps	✓	✗	✓	✓
Data quality	85%-95%	Not Published	Not Published	Not Published

Then vs Now

parknav

	2017	2018	2019	2020	2021
Premium cities offered	30	40	120	160	1000
Annual Revenue (tax basis)	$0.3MM	$0.8MM	$1.25MM	*$0.5MM	**$0.6MM
Funnel Size (TCV basis)	$6MM	$12MM	$40MM	$108MM	*$150MM

Smart City 2019

2020 Cool Vendor Gartner

CDL 2020 Selection

FIA Smart Cities Award

*Compare with Parking-industry performance: Parking-industry 2020 60%-to 90% lower revenue compared with 2019

**Theses are forward-looking projections which CANNOT be guaranteed. See underlying assumptions for this future plan in following slides

Guess Who?

parknav

2020

2021

2022

New Car OEM Customer Since Previous Raise


FIAT
Jeep
KIA
SKODA
AUTO
VOLVO
MG
GMC
TVR
LAND-ROVER

2020 Cool Vendor Gartner

Gartner

CDL 2020 Selection

CREATIVE DESTRUCTION LAB

FIA Smart Cities Award

FIA

Another luxury car OEM was added to the list of our customers in 2021

Such deals are hard and far between, creating a barrier to entry for others.

The impact of such deals is in increasing our brand, making future deals easier.

Precise, Wide Coverage:

1,000+ Cities Offered

parknav


40+
U.S. Cities Delivered To Customers
160+
European Cities Delivered To Customers

Future Plan


City Services


Telecom


Mobility


100,000+
Cities Live

	2022	2023	2024	2025	2026
Square KMs covered with consumer-running service	3000	10,000	30,000	100,000	200,000
Annual Revenue Projection	$2MM	$6MM	$18MM	$36MM	$72MM
Funnel Size Projection (TCV basis)	$600MM	$1.8B	$4B	$10B	$20B

2020 Cool Vendor Gartner — Gartner

CDL 2020 Selection — CREATIVE DESTRUCTION LAB

FIA Smart Cities Award — FIA

Theses are forward-looking projections which CANNOT be guaranteed

See underlying assumptions for this future plan in the following slide

parknav

Some underlying assumptions for our future plans...

- We shall succeed in partnering up with sufficient partners quickly
- Smart cities market shall grow quickly
- Connectivity and other technologies shall enable consuming our data
- Mobility of people and commodities shall continue to grow
- We shall be successful in raising the next rounds of funding

This is our Assumptions Slide

Cities are relying on data as they become more packed

The time for Parknav's superior, precise data is now


TOYOTA
TOYOTA

parknav

Global smart city market

(US$ billion), 2018-2025


3
2.5
2
1.5
1
0.5
0
16.3%
17.5%
18.5%
19.5%
20.6%
21.7%
23%
US$ 737
US$ 858
US$ 1,007
US$ 1,194
US$ 1,428
US$ 1,721
US$ 2,094
US$ 2,577
2018
2019
2020
2021
2022
2023
2024
2025

Source: PwC and "*Smart Cities Market Analysis & Segment Forecasts to 2015.*" Grand View Research, 2018
A proprietary version circa 2021: https://www.grandviewresearch.com/industry-analysis/smart-cities-market

Team

parknav



Eyal Amir
CEO

Professor of CS at UIUC, Stanford PhD in AI, Data Scientist

Best Stanford Thesis, Top-10 AI IEEE, 6Sense, Fraud Science

Olympic Rifle shooting Israel gold medalist at 20, Black-belt JKA Karate



Igal Elon Chemerinski
CRO

20+ International Sales, Mgmt, Marketing, MBA U. Toronto, BSc U. Florida

Led sales at Tegrity (exit), Pepperi, Optibase (exit) from seed to exit

Surfer, Golfer, Runner and Polyglot 5 Languages



Juan Mancilla-Caceres
CTO

UIUC PhD Machine Learning, ML and Security at Microsoft

Fulbright laureate, award-winning scholar, create games for education

Machine Learning for social issues and child bullying



Hugo van der Linde
SVP Corp Dev

Co-Founder MP-ed RMG (high 8-digit exit), MD-ed TravelNet (sold to TUI), CEO-ed publicly traded company, best performer on Euronext

Passionate about Smart City Technologies



Simon Arazi
VP Product

20+ Product for Tech Startups, BSc Technion, MA Hebrew U. Jerusalem

ClickSoftware ($1.3B acquisition), Sirenum (exit) from seed to exit

History scholar, Talmudic Research, 2 ancient languages



John Leney
EVP Business Development

20+ B2B SaaS Sales to Automotive, Delloite, Geometric

$100M Sales and GM

Backcountry wilderness explorer

Uniquely positioned to lead the market of smart city AI

parknav

Backed by VGVC World-leading LPs

VILLAGE GLOBAL


Diane Greene
Founder, VMWare
Bill Gates
Founder, Microsoft
Jeff Bezos
Founder, Amazon
Reid Hoffman
Founder, LinkedIn
Mark Zuckerberg
CEO, Facebook
Sara Blakely
Founder, Spanx

IMPACTASSETS
INVEST WITH MEANING

ReGen FUND

Patents In U.S. & EU


Parknav

Strong Partnerships

T · · ·

SIEMENS

Q8

BMW

SXSW 2016 ACCELERATOR 1ST PLACE

Microsoft Ventures

Gartner COOL VENDOR 2020

FIA SMART CITIES 1ST PLACE AWARD

CREATIVE DESTRUCTION LAB

wayra

Thank you

parknav

www.parknav.com

San Francisco

corporate@parknav.com

Tel Aviv

Munich